January 14, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 29, 2012
Filed May 10, 2012
Form 10-Q for the Period Ended August 31, 2012
Filed October 1, 2012
File No. 001-12777

AZZ incorporated (the “Company” or “AZZ”) provides the following response to the comment letter dated January 7, 2013 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company's Form 10-K for the fiscal year ended February 29, 2012 (the “Form 10-K”), and the Company's Form 10-Q for the fiscal quarter ended August 3, 2012.

AZZ has the following responses to the comment letter received from the Staff.

Form 10-K for the Fiscal Year Ended February 29, 2012
Segment Operating Income, pages 18 and 20

Form 10-Q for the quarterly period ended August 31, 2012
Segment Operating Income, page 16

1.
We note that you refer to Total Segment Operating Income outside your segment footnotes. The presentation of a total segment profit or loss measure in any context other than the ASC 280-required reconciliation in the footnotes would be deemed a presentation of a non-GAAP financial measure. Accordingly, please provide the non-GAAP disclosures required under Item 10 of Regulation S-K. Refer to Question 104.04 of the CD&I's at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE: References regarding our Total Segment Operating Income on Pages 18 and 20 of Form 10-K and page 16 of Form 10-Q are related to Item 7 and 2, respectively, Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). At the beginning of Item 7 and 2 under Overview and Results of Operations we discuss the two segments we operate in and we disclose “Management believes that analyzing our revenue and operating income by segment is the most meaningful way to analyze our results of operations. Segment operating income consists of net sales less cost of sales, identifiable selling, general and administrative expenses, and other (income) expense items that are specifically identifiable to a segment. The other (income) expense items included in segment operating income are generally insignificant. For a reconciliation of segment operating income to pretax income, see Note 11 to the Consolidated Financial Statements.”

The discussion and disclosure of Total Segment Operating Income in our MD&A refers specifically to our segment footnote in our financial statements, which is in accordance with ASC Topic 280 and does not differ from this footnote. Therefore we do not believe Total

Segment Operating Income is presented out of context as contemplated by Question 104.4. Further, we note that Question 104.02 of the CD&I's provides that Regulation S-K does not prohibit the discussion in a registrant's MD&A of segment information that is determined in accordance with ASC Topic 280, which, as discussed above, is the case for the segment information disclosed in our MD&A. We have endeavored to apply SEC guidance regarding Management's Discussion and Analysis of Financial Condition and Results of Operations by providing a narrative explanation of our financial statements through management's eyes. In this regard our segment data is relevant to how management views our businesses and is consistent with the purpose of ASC Topic 280.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments to not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer